

Mail Stop 4631

September 14, 2009

Mr. Donald Allan Jr.
Vice President and Chief Financial Officer
The Stanley Works
1000 Stanley Drive
New Britain, CT 06053

> **RE:** **Form 10-K for the fiscal year ended January 3, 2009**
> **Forms 10-Q for the periods ended April 4, 2009 and July 4, 2009**
> **File No. 1-5224**

Dear Mr. Allan:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief